Exhibit 99.2

Carl M. Hennig, Inc.
Investment Securities ● Main and Otter ● P.O. Box 1069 ● Oshkosh, WI 54903-1069 ● 920-231-6630 ● Fax 920-231-1883

June 11, 2009

To The Board of Directors of Bioanalytical Systems,

After over two years of failed attempts to turn Bioanalytical Systems, Inc. around, I feel the need to change the current board is now, and I am; therefore, backing the Kissinger proposals for the board of John Landis, Joseph Broecker, and Candice Kissinger.  This is in addition to my request to have Jerome G. Marchant serve as my representative on the board.

Due to the urgency of this matter, the time is now.  I would like to see this acted upon by June 30th.

Respectfully Submitted,

/s/ Thomas A. Harenburg